

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2023

David Stybr
Chief Executive Officer
Livento Group, Inc.
17 State Street
New York, NY 10004

> **Re: Livento Group, Inc.**
> **Amendment No. 7 to Registration Statement on Form 10-12G**
> **Filed February 27, 2023**
> **File No. 000-56457**

Dear David Stybr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed February 27, 2023

Business
Trends in Our Markets, page 9

1. In light of your disclosure that your software product was developed to run portfolio analyses and to provide improved portfolio management and performance, please revise the assertion that the company does not have to comply with regulatory requirements.

Liquidity and Capital Resources, page 24

2. On page 25 you state, "Each movie is produced in separate company so risk of failure is mitigated for Livento as a holding company." Please clarify this statement. Tell us who produces the movies. Tell us if the production company is a related party as defined in ASC 850-10-20.

3.   With regard to your real estate project you state on page 26 that "The project was financed by 65% by bank loans which will be repaid on the sale of the units." It does not appear that these bank loans are recorded in your financial statements. Please revise accordingly.

Description of Registrant's Securities to be Registered

Common Shares, page 31

4.   Your disclosure that your Certificate of Incorporation authorizes you to issue 500,000,000 shares of common stock appears to be inconsistent with the last amendment to your Certificate of Incorporation (filed as Exhibit 3.9), which authorizes 800,000,000 shares of common stock. Please revise or advise. Similarly, we note updates to your disclosure regarding the amount of authorized shares of blank check preferred stock. Please explain why this change was made and file an updated Certificate of Incorporation, if applicable.

Consolidated Statements of Equity, page 39

5.   On page 31 you list various share issuances during the past two fiscal years. Please reconcile these share issuances to your Consolidated Statements of Equity.

6.   On page 32, you state, "The Company has designated and issued 100 shares of Series A Preferred stock. The owner of these shares has 51% of all voting rights, regardless of the number of other shares issued. Our CEO, David Stybr, owns all of these shares and can control our affairs." Also, on page 41 you state, "Nugene International Inc. issued its 100 units of class A preference shares delivering 51% control and 5,000,000 units of Class C preference shares in acquisition of all the identifiable assets and Liabilities of Livento Group LLC." Neither the Series A Preferred shares nor the 5,000,000 units of Class C preference shares are included in your consolidated statement of stockholders equity. Please explain or revise accordingly.

Consolidated Statements of Cash Flows, page 40

7.   Tell us if actual cash was transferred for the purchase of intangible assets, long term investments, co-investments, common stock issued, additional paid in capital. We note that 704,723,838 shares were issued for services during the year ended December 31, 2021. If some of these transactions were non-cash activities please revise per guidance in ASC 230-10-50-3 to 50-6.

Note 5 - Common-Control Transaction - ASC 805-50, page 45

8.   You state, "Livento Group, LLC Transfer 100% of its shares to Nugene International Inc in exchange of A class voting shares and C class shares, of net assets, this was an exchange of equity interests between entities under the control of the same parent." In this regard, please disclose the common control parent and why you believe they controlled both entities prior to the exchange.

Notes to Consolidated Financial Statements - December 31, 2022, and 2021

Note 6 - Long Term Investments, page 47

9. With regard to your real estate investment, you state, "The cost to produce this asset is currently USD97,171,659 and contains works of people and acquisition of initial project. Company already sold $2,000,000 with $100,000 profit so actual value is $7,171,659." Please clarify this statements and tell us how you accounted for the $97,171,659 cost to produce this asset. You also disclose that the $2,000,000 sale occurred on September 6, 2022. Since your revenue for the twelve months ended December is only $1,966,202, it is not clear how your recorded the sale in your financial statements. Please revise accordingly.

10. On page 22 you state that you "believe the capital generated from the disposal of our real estate properties will provide the required cash for these operations." You also disclose material long term investments related to real estate. Given the significance of your real estate investments, tell us and disclose how you account for real estate transactions. Your response should address how you considered ASC 970, ASC 606, and ASC 610-20.

Note 7 - Intangible Assets, page 48

11. We note you amortize movie intangible assets at 20% per annum using the straight line method. This amortization method does not appear to be in accordance with ASC 926-20-35. Please explain or revise accordingly. Also, provide disclosure in accordance with ASC 926-20-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments about the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Frank J. Hariton